Filed Pursuant to Rule 424(b)(5)
Registration No. 333-264226

PROSPECTUS SUPPLEMENT
(To prospectus dated April 8, 2022)

$75,000,000

STAR BULK CARRIERS CORP.
COMMON SHARES

_____________________

We have entered into an amended and restated at-the-market sales agreement, dated April 8, 2022, with Jefferies LLC (“Jefferies”), or our Sales Agent, for the offer and sale of our common shares, par value $0.01 (the “Common Shares”) having an aggregate offering price of up to $75,000,000 (the “Sales Agreement”), which are offered by this prospectus supplement and the accompanying prospectus. Upon entry into the Sales Agreement, we terminated our prior at-the-market offering program established pursuant to the original sales agreement having an aggregate offering price of up to $75,000,000 (the “Original Sales Agreement”). At the time of such termination, no Common Shares were sold under our prior registration statement (File No. 333-230687) pursuant to the Original Sales Agreement.
In accordance with the terms of the Sales Agreement, we may offer and sell our Common Shares at any time and from time to time through Jefferies, as agent or principal. Sales of the Common Shares, if any, may be made by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act. Jefferies is not required to sell any specific number or dollar amount of securities, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Jefferies and us. We also may sell our Common Shares to Jefferies, as principal for its own account, at a price per share agreed upon at the time of sale.
Our Common Shares are listed on the Nasdaq Global Select Market under the symbol “SBLK” The last reported sale price of our Common Shares on the Nasdaq Global Select Market on April 7, 2022 was $27.19 per share.
Concurrently with this offering and by means of a separate prospectus supplement and the accompanying prospectus, in accordance with the terms of a separate amended and restated at-the-market sales agreement, we may offer and sell additional Common Shares, having an aggregate offering price of up to $63,084,580, at any time and from time to time through Deutsche Bank Securities Inc., or Deutsche Bank, as agent or principal. We will submit orders to not more than one of Jefferies or Deutsche Bank relating to the sale of our Common Shares on any given day. The concurrent offering of our Common Shares described later in this prospectus supplement, or the Concurrent Offering, is not conditioned upon the closing of this offering.

_____________________

Investing in our Common Shares involves a high degree of risk. See the sections entitled “Risk Factors” on page S-17 of this prospectus supplement, the accompanying prospectus, and in our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2021, which is incorporated herein by reference.

_____________________

Neither the Securities and Exchange Commission, or the Commission, nor any state securities commission has approved or disapproved of the Common Shares or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Jefferies will receive from us a commission equal to 2% of the gross sales price per share for any Common Shares sold through it as our Sales Agent under the Sales Agreement. Under the Sales Agreement, we have agreed to reimburse Jefferies for certain expenses. See “Plan of Distribution”. In connection with the sale of the Common Shares on our behalf, Jefferies will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Jefferies will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Jefferies with respect to certain liabilities, including liabilities under the Securities Act.

_____________________

JEFFERIES LLC
The date of this prospectus supplement is April 8, 2022

TABLE OF CONTENTS

Page

ABOUT THIS PROSPECTUS SUPPLEMENT	S-1

INFORMATION INCORPORATED BY REFERENCE	S-2

WHERE YOU CAN FIND ADDITIONAL INFORMATION	S-3

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS	S-4

PROSPECTUS SUPPLEMENT SUMMARY	S-7

THE OFFERING	S-15

RISK FACTORS	S-17

USE OF PROCEEDS	S-19

CAPITALIZATION	S-20

DIVIDEND POLICY	S-22

TAXATION	S-23

CERTAIN ERISA CONSIDERATIONS	S-24

PLAN OF DISTRIBUTION	S-26

EXPENSES	S-28

LEGAL MATTERS	S-29

EXPERTS	S-29

i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which contains specific information about the terms on which we are offering and selling our Common Shares. The second part is the accompanying prospectus filed with the Commission as part of a registration statement on Form F-3 initially filed on April 8, 2022, which contains and incorporates by reference important business and financial information about us and other information about the offering. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus or the information contained in any document incorporated by reference herein or therein, the information contained in the most recently dated document shall control. All references in this prospectus supplement to this “prospectus” refer to this prospectus supplement together with the accompanying prospectus.
As permitted under the rules of the Commission, this prospectus incorporates important business information about us that is contained in documents that we have previously filed with the Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Commission at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Star Bulk Carriers Corp., c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi, 15124, Athens, Greece. See “Where You Can Find Additional Information.”
THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
We do not authorize any person to provide information other than that provided in this prospectus and the documents incorporated by reference. We are not making an offer to sell our Common Shares in any state or other jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and the documents incorporated by reference is accurate only as of their respective dates, and you should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.
Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “Star Bulk,” the “Company,” “we,” “us,” “our,” or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries. In addition, we use the term deadweight, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to United States dollars. Financial information presented in this prospectus supplement that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

INFORMATION INCORPORATED BY REFERENCE
The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.
We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
•
Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Commission on March 15, 2022 (the “2021 20-F”), containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

We are also incorporating by reference all subsequent Annual Reports on Form 20-F that we file with the Commission and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus that state that they are incorporated by reference into this prospectus until this offering is terminated. In all cases, you should rely on the later information over different information included in this prospectus.
You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the Sales Agent has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Sales Agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.
You may request a free copy of the above mentioned filings or any subsequent filing we incorporate by reference to this prospectus by writing or telephoning us at the following address:

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str.
Maroussi 15124, Athens, Greece
011-30-210-617-8400 (telephone number)

WHERE YOU CAN FIND ADDITIONAL INFORMATION
As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus supplement is a part of that registration statement, which includes additional information.
We file annual and special reports with the Commission. You may read any document that we file on the Commission’s website (http://www.sec.gov). Our filings are also available on our website at http://www.starbulk.com. The information on our website does not form a part of and is not incorporated by reference into this prospectus supplement.
This prospectus supplement is part of the registration statement and does not contain all of the information in the registration statement. The full registration statement may be obtained from the Commission or us, as indicated above. Documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the Commission’s website.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including these cautionary statements in connection with this safe harbor legislation. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
This prospectus includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.
All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.
In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•
fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for U.S. Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;

•	business disruptions due to natural and other disasters or otherwise, such as the ongoing novel coronavirus (“COVID-19”) pandemic;
•	the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector;
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
•	changes in our operating expenses, including bunker prices, dry docking, crewing and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•
the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") practices;

•
our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets including as set forth under “Item 4. Information on the Company—B. Business Overview—Our ESG Performance” in the 2021 20-F;

•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;

•	potential cyber-attacks which may disrupt our business operations;
•	general domestic and international political conditions or events, including “trade wars” and the recent conflicts between Russia and Ukraine;
•	the impact on our Common Shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;
•
our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

•
potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists;

•	the availability of financing and refinancing;
•	the failure of our contract counterparties to meet their obligations;
•	our ability to meet requirements for additional capital and financing to grow our business;
•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
•	vessel breakdowns and instances of off-hire;
•	potential exposure or loss from investment in derivative instruments;
•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
•	our ability to complete acquisition transactions as and when planned and upon the expected terms;
•	the impact of port or canal congestion or disruptions; and
•	other important factors described under the heading “Risk Factors” in this prospectus.
We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the sections titled “Risk Factors” of the accompanying prospectus and in this prospectus supplement and “Item 3. Key Information—D. Risk Factors” in our 2021 20-F, which is incorporated herein by reference, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights information contained or incorporated by reference in this prospectus and is qualified in its entirety by the more detailed information and financial statements included or incorporated by reference elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review this entire prospectus and the documents incorporated by reference herein, including the section of this prospectus supplement titled “Risk Factors,” the section of the accompanying prospectus titled “Risk Factors,” “Item 3. Key Information—D. Risk Factors” in our 2021 20-F and the more detailed information that appears later in this prospectus before making an investment in the Common Shares.
Our Business
We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. Our vessels transport a broad range of major and minor bulk commodities, including iron ore, minerals and grain, bauxite, fertilizers and steel products, along worldwide shipping routes. Our executive management team, which has extensive shipping industry expertise, is led by Mr. Petros Pappas, who has more than 40 years of shipping industry experience and has managed hundreds of vessel acquisitions and dispositions.
We are committed to implementing Environmental, Social and Governance (ESG) practices into our operational and strategic decision making within the scope of our vision to be a leader in sustainable dry bulk shipping. In this respect we are a signatory to the United Nations (UN) Global Compact supporting its Ten Principles on areas of human rights, labor, environment and anticorruption and committing to the broader development goals of the United Nations, the Sustainable Development Goals. In addition, we publish an annual ESG Report, which presents our ESG strategy and goals, identifies ESG related risks, and reports on our ESG performance across all our business operations. Our ESG Report may be found on our website at www.starbulk.com. The information on our website does not form a part of and is not incorporated by reference into this prospectus supplement.
Our Fleet
As of April 5, 2022, we have a fleet of 128 vessels, with an aggregate capacity of 14.1 million dwt and an average age of 10.1 years, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,425 dwt and 209,529 dwt.
We have built our fleet through timely and selective acquisitions of secondhand and newbuilding vessels. Our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management. We have a large, modern, fuel-efficient and high-quality fleet, which emphasizes the largest Eco-type Capesize and Newcastlemax vessels, built at leading shipyards and featuring the latest technology. As a result, we believe we will have an opportunity to capitalize on rising market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, while enabling us to capture the benefits of fuel cost savings through spot time charters or voyage charters.
The majority of our operating fleet is equipped with a vessel remote monitoring system that provides data to monitor fuel and lubricant consumption and efficiency on a real-time basis. While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.
In addition, pursuant to the IMO sulfur cap regulations, which limited emission to 0.5% m/m sulfur content that came into force in January 2020, we decided to install exhaust gas cleaning systems, or scrubbers, on the vast majority of our vessels with 120 of the 128 vessels in our fleet retrofitted with scrubbers. We believe that the new maritime regulations will have a strong impact on the maritime industry and will distinguish us from other dry bulk owners that will have conventional dry bulk vessels that will not be able to consume less expensive bunker fuel with higher sulfur content. We believe installation of scrubbers will increase our competitive advantage commercially making our fleet more attractive to charterers and cargo owners.

The following tables summarize key information about our operating fleet, as of the date of this prospectus supplement:
Operating Fleet

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
2	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
3	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
4	Sea Diamond Shipping LLC	Goliath (1)	207,999	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,774	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,774	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,727	June 6, 2016	2016
10	ABY Nine Ltd	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,671	March 11 2016	2016
12	ABY Ten Ltd	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,517	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,823	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,814	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,803	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,466	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,451	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,231	October 31, 2014	2010
24	Pacific Cape Shipping LLC	Pantagruel	180,140	July 11, 2014	2004
25	Star Polaris LLC	Star Polaris	179,648	November 14, 2011	2011
26	Star Borealis LLC	Star Borealis	179,601	September 9, 2011	2011
27	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
28	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
29	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
30	Star Regg IV LLC	Star Marilena	178,977	January 26, 2021	2010
31	Star Regg I LLC	Star Marianne	178,841	January 14, 2019	2010
32	Star Regg II LLC	Star Janni	177,939	January 7, 2019	2010

33	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
34	Sky Cape Shipping LLC	Big Fish	177,620	July 11, 2014	2004
35	Global Cape Shipping LLC	Kymopolia	176,948	July 11, 2014	2006
36	Star Trident XXV Ltd.	Star Triumph	176,274	December 8, 2017	2004
37	ABY Fourteen Ltd	Star Scarlett	175,800	August 3, 2018	2014
38	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
39	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
40	ABY I LLC	Star Paola	115,259	August 3, 2018	2011
41	ABM One Ltd	Star Eva	106,659	August 3, 2018	2012
42	Nautical Shipping LLC	Amami	98,648	July 11, 2014	2011
43	Majestic Shipping LLC	Madredeus	98,648	July 11, 2014	2011
44	Star Sirius LLC	Star Sirius (1)	98,648	March 7, 2014	2011
45	Star Vega LLC	Star Vega (1)	98,648	February 13, 2014	2011
46	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
47	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
48	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
49	Star Trident I LLC	Star Kamila	87,001	September 3, 2014	2005
50	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
51	Star Alta I LLC	Star Angelina	82,953	December 5, 2014	2006
52	Star Alta II LLC	Star Gwyneth	82,703	December 5, 2014	2006
53	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
54	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
55	Grain Shipping LLC	Pendulum	82,578	July 11, 2014	2006
56	Star Trident XIX LLC	Star Maria	82,578	November 5, 2014	2007
57	Star Trident XII LLC	Star Markella	82,574	September 29, 2014	2007
58	ABY Seven Ltd	Star Jeanette	82,567	August 3, 2018	2014
59	Star Trident IX LLC	Star Danai	82,554	October 21, 2014	2006
60	Star Sun I LLC	Star Elizabeth	82,430	May 25, 2021	2021
61	Star Sun II LLC	Star Pavlina	82,361	June 16, 2021	2021
62	Star Trident XI LLC	Star Georgia	82,281	October 14, 2014	2006
63	Star Trident VIII LLC	Star Sophia	82,252	October 31, 2014	2007
64	Star Trident XVI LLC	Star Mariella	82,249	September 19, 2014	2006
65	Star Trident XIV LLC	Star Moira	82,220	November 19, 2014	2006
66	Star Trident X LLC	Star Renee	82,204	December 18, 2014	2006

67	Star Trident XIII LLC	Star Laura	82,192	December 8, 2014	2006
68	Star Trident XV LLC	Star Jennifer	82,192	April 15, 2015	2006
69	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
70	Star Trident II LLC	Star Nasia	82,183	August 29, 2014	2006
71	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
72	Star Trident XVII LLC	Star Helena	82,150	December 29, 2014	2006
73	Star Trident XVIII LLC	Star Nina	82,145	January 5, 2015	2006
74	Waterfront Two Ltd	Star Alessia	81,944	August 3, 2018	2017
75	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
76	Star Elpis LLC	Star Suzanna	81,644	May 15, 2017	2013
77	Star Gaia LLC	Star Charis	81,643	March 22, 2017	2013
78	Mineral Shipping LLC	Mercurial Virgo	81,502	July 11, 2014	2013
79	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
80	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
81	Star Zeus VI LLC	Star Lambada (1)	81,272	March 16, 2021	2016
82	Star Zeus I LLC	Star Capoeira (1)	81,253	March 16, 2021	2015
83	Star Zeus II LLC	Star Carioca (1)	81,199	March 16, 2021	2015
84	Star Zeus VII LLC	Star Macarena (1)	81,198	March 6, 2021	2016
85	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
86	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
87	ABY Three Ltd	Star Virginia	81,061	August 3, 2018	2015
88	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
89	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
90	Star Trident III LLC	Star Iris	76,390	September 8, 2014	2004
91	Star Trident XX LLC	Star Emily	76,339	September 16, 2014	2004
92	Orion Maritime LLC	Idee Fixe (1)	63,437	March 25, 2015	2015
93	Primavera Shipping LLC	Roberta (1)	63,404	March 31, 2015	2015
94	Success Maritime LLC	Laura (1)	63,377	April 7, 2015	2015
95	Star Zeus III LLC	Star Athena (1)	63,371	May 19, 2021	2015
96	Ultra Shipping LLC	Kaley (1)	63,261	June 26, 2015	2015
97	Blooming Navigation LLC	Kennadi (1)	63,240	January 8, 2016	2016
98	Jasmine Shipping LLC	Mackenzie (1)	63,204	March 2, 2016	2016
99	Star Lida I Shipping LLC	Star Apus (1)	63,123	July 16, 2019	2014
100	Star Zeus V LLC	Star Bovarius (1)	61,571	March 16, 2021	2015
101	Star Zeus IV LLC	Star Subaru (1)	61,521	March 16, 2021	2015
102	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017

103	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
104	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
105	Aurelia Shipping LLC	Honey Badger (1)	61,324	February 27, 2015	2015
106	Star Axe II LLC	Star Lutas (1)	61,323	January 6, 2016	2016
107	Rainbow Maritime LLC	Wolverine (1)	61,268	February 27, 2015	2015
108	Star Axe I LLC	Star Antares (1)	61,234	October 9, 2015	2015
109	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
110	Star Asia I LLC	Star Aquarius	60,873	July 22, 2015	2015
111	Star Asia II LLC	Star Pisces (1)	60,873	August 7, 2015	2015
112	Star Nor XIV LLC	Star Glory	58,680	July 6, 2018	2012
113	Star Lida XI Shipping LLC	Star Pyxis (1)	56,615	August 19, 2019	2013
114	Star Lida VIII Shipping LLC	Star Hydrus (1)	56,604	August 8, 2019	2013
115	Star Lida IX Shipping LLC	Star Cleo (1)	56,582	July 15, 2019	2013
116	Star Trident VII LLC	Diva (1)	56,582	July 24, 2017	2011
117	Star Lida VI Shipping LLC	Star Centaurus	56,559	September 18, 2019	2012
118	Star Lida VII Shipping LLC	Star Hercules	56,545	July 16, 2019	2012
119	Star Lida X Shipping LLC	Star Pegasus (1)	56,540	July 15, 2019	2013
120	Star Lida III Shipping LLC	Star Cepheus (1)	56,539	July 16, 2019	2012
121	Star Lida IV Shipping LLC	Star Columba (1)	56,530	July 23, 2019	2012
122	Star Lida V Shipping LLC	Star Dorado (1)	56,507	July 16, 2019	2013
123	Star Lida II Shipping LLC	Star Aquila	56,506	July 15, 2019	2012
124	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
125	Glory Supra Shipping LLC	Strange Attractor	55,715	July 11, 2014	2006
126	Star Omicron LLC	Star Omicron	53,444	April 17, 2008	2005
127	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
128	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	14,072,068

(1)
Subject to a sale and leaseback financing transaction, as further described in Note 6 to the consolidated financial statements for the year ended December 31, 2021 incorporated by reference to this prospectus supplement.

Our Competitive Strengths
We believe that we possess a number of competitive strengths in our industry, including:
We manage a high quality, scrubber fitted modern fleet

As described above our modern, diverse, high quality fleet of 128 dry bulk carrier vessels has an aggregate capacity of 14.1 million dwt and an average age of 10.1 years and 120 of the 128 vessels in our fleet are retrofitted with scrubbers.
We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel. Furthermore, we take a proactive approach to safety and environmental protection through comprehensively planned maintenance systems, preventive maintenance programs and by retaining and training qualified crews.
Based on the scale, scope and quality of our fleet and our commercial and technical management capabilities and because much of our fleet is currently chartered on the spot market, we believe we are well-positioned to take advantage of the ongoing recovery in the dry bulk market.
In-house commercial and technical management of our fleet enable us to have very competitive operating expenses and high vessel maintenance and operating standards
We conduct a significant portion of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries, Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. We believe having control over the commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels. We also believe that these management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs, without sacrificing the quality of our operations.
Focus on new technology to improve fuel efficiency and vessel operations
In response to the increased environmental regulations around decarbonization, we have focused our attention in improving the sustainability and fuel efficiency of our operations. The majority of our operating fleet has been equipped with a sophisticated vessel performance monitoring system (“VPM”) and we plan to install the system on the remaining vessels of our fleet as well. The VPM system allows us to collect real-time information on the performance of important equipment, with a particular focus on vessel performance, fuel consumption and exhaust gas emissions. The system is designed to enhance our operational knowledge and increase the efficiency of our trading and of our vessel maintenance.
Furthermore we take operational measures, including speed reduction, weather routing, voyage optimization and have planned technical upgrades to our fleet, such as the use of Energy Saving Devices (ESD) and low friction hull paints in order to reduce fuel consumption and emissions. We plan to use underwater ROV (Remotely Operated Vehicles) for inspecting and cleaning the underwater hulls of our vessels. We also plan to proceed with EPL (Engine Power Limitation) in order to meet the IMO EEXI (Energy Efficiency Existing ship Index) requirements.
Most of our vessels’ main engines have been retrofitted with sliding engine valves and alpha lubricators, which provide additional fuel efficiency and optimized lubricant consumption. We are replacing the conventional lights of our ships with LED lights in order to reduce energy consumption.
We believe that the above measures are the most efficient initiatives towards decarbonization until technological advances allow the use of very low or zero carbon emission fuels. We have performed a thorough evaluation of our fleet’s performance, which has juxtaposed the projected performance of each of our vessels against the applicable regulatory requirements.
Finally we have established a compliance section within our Technical department in order to monitor exhaust gas emissions and ensure compliance with regional and international regulations.

Experienced management team with a strong track record in the shipping industry and extensive relationships with customers, lenders, shipyards and other shipping industry participants
Our Company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 40 years of experience and hundreds of vessel acquisitions and dispositions. Mr. Pappas has extensive experience in operating and investing in shipping, including through his family’s principal shipping operations and investment vehicle, Oceanbulk Maritime S.A. Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to implement, when applicable, our newbuilding program with vessels of high specification.
Through Mr. Pappas and our senior management team, we also have strong global relationships with shipping companies, charterers, shipyards, brokers and commercial shipping lenders. Further, we expect our senior management and chartering teams’ long track record in the voyage and time chartering of dry bulk ships will allow us to continue successfully chartering our vessels in all economic environments. We believe that these relationships and our strong sale and purchase track record and reputation as a creditworthy counterparty should provide us with access to attractive asset acquisitions, chartering and ship financing opportunities.
For more information on our management team, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” in our 2021 20-F.
Our Business Strategies
Our primary objectives are to grow our business profitably and to continue to grow as a successful owner and operator of dry bulk vessels. The key elements of our strategy are:
Capitalize on potential increases in charter rates for dry bulk shipping
The dry bulk shipping industry is cyclical in nature. The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. For more information on dry bulk market, see “Item 4. Information on the Company—B. Business Overview—Basis for Statements -The International Dry Bulk Shipping Industry” in our 2021 20-F.
Charter our vessels in an active and sophisticated manner
Given the volatility of the freight markets, we believe we should be flexible to changing market conditions and actively manage our vessels in order to generate attractive risk-adjusted returns by providing efficient transportation solutions to our major charterers. Currently we are arranging voyage and short-term time charters, which provide optionality for the Company given the current market levels. Our aim is to continue improving our fleet utilization by booking long haul voyage charters and complimentary trade flows that improve the laden/ballast ratios. This approach is also tailored specifically to our scrubber-fitted fleet and the fuel efficiency of our younger vessels. While this process is more difficult and labor intensive than placing our vessels on longer-term time charters, it can lead to greater profitability. When operating a vessel on a voyage charter, as well as on contracts of affreightment directly with cargo providers, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings from our scrubber-fitted fleet. If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to more advantageously employ our scrubber-fitted vessels in the voyage charter market and/or short-term time charters in order to capture the benefit of available fuel cost savings. Our large, diverse and high quality fleet provides scale to major charterers, such as iron ore miners, utility companies and commodity trading houses. As part of our strategy to maximize earnings, we seek direct arrangements (consecutive voyages, contracts of affreightment, etc.) with major charterers and cargo owners on a voyage basis, providing the scale required for the transportation of large commodity volumes over a multitude of trading routes around the world.

We are also party of a Capesize vessel pooling agreement (“Capesize Chartering Ltd or CCL Pool or CCL”) with Bocimar International NV, and C Transport Holding Ltd, managed by C Transport Maritime S.A.M (CTM). As of December 31, 2021, we operated approximately 35 of our Newcastlemax and Capesize dry bulk vessels as part of one combined CCL fleet. The CCL fleet consists of approximately 135 modern Newcastlemax and Capesize vessels and is being managed out of Athens, Singapore and Antwerp. Each vessel owner is responsible for the operating, accounting and technical management of its respective vessels. The objective of this pool is to provide improved scheduling through joint marketing of our Newcastlemax and Capesize vessels, with the overall aim of enhancing economic efficiencies.
On October 3, 2017, we formed a wholly owned subsidiary, Star Logistics based in Geneva, Switzerland. Star Logistics chartered-in a number of third-party vessels on a short- to medium- term basis to increase its operating capacity in order to satisfy its clients’ needs. In 2020, we terminated our Geneva-based commercial activities and have established a new wholly-owned subsidiary based in Singapore under the name Star Bulk (Singapore) Pte. Ltd. (or “Star Bulk Singapore”), aiming to expand our commercial capability and access to charterers and cargoes in Asia.
Expand and renew our fleet through opportunistic acquisitions of high-quality vessels at attractive prices
As market conditions continue to improve, we may opportunistically acquire high-quality vessels at attractive prices that are accretive to our cash flow. We also look to opportunistically renew our fleet by replacing older vessels that have higher maintenance and survey costs and lower operating efficiencies with newer vessels that have lower operating costs, fewer maintenance and survey requirements, lower fuel consumption and overall enhanced commercial attractiveness to our charterers. When evaluating acquisitions, we will consider and analyze, among other things, our expectations of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to continue to grow our fleet at favorable prices.
Maintain a strong balance sheet through optimization of use of leverage
We finance our fleet with a mix of debt and equity, and we intend to optimize use of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2021, our debt to total capitalization ratio (i.e. the book value of our vessels) was approximately 40%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.
Corporate and Other Information
We are a Marshall Islands corporation with principal executive offices at 40 Agiou Konstantinou Street, Maroussi, 15124, Athens Greece. Our telephone number at that address is 011-30-210-617-8400. We maintain a website on the Internet at http://www.starbulk.com. The information on our website does not form a part of and is not incorporated by reference into this prospectus supplement. We were incorporated in the Marshall Islands on December 13, 2006, as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime, which was a special purpose acquisition corporation. We merged with Star Maritime on November 30, 2007 and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.
Recent Developments
Since March 29, 2022 and as of the date of this prospectus, we have issued and sold 395,090 Common Shares through the effective at-the-market offering programs for gross proceeds of $11.9 million.
Concurrently with this offering and by means of a separate prospectus supplement, in accordance with the terms of a separate amended and restated at-the-market sales agreement, we may offer and sell additional Common Shares, having an aggregate offering price of up to $63,084,580, at any time and from time to time through Deutsche Bank, as agent or principal.

THE OFFERING
Issuer	Star Bulk Carriers Corp.

Securities Offered by Us	Common Shares having an aggregate offering price of up to $75,000,000.

Manner of Offering	“At-the-market offering” that may be made from time to time through or to Jefferies, as agent or principal. See “Plan of Distribution” on page S-26.

Common Shares Outstanding after this Offering
Up to 105,448,460 Common Shares, based on 102,690,093 Common Shares outstanding immediately prior to the commencement of this offering and assuming sales of 2,758,367 Common Shares in this offering at an offering price at a price of $27.19 per share, which was the closing price of our Common Shares on the Nasdaq Global Select Market on April 7, 2022. The actual number of Common Shares issued will vary depending on the sales price under this offering.

Use of Proceeds
We intend to use the net proceeds from the sale of the securities offered by this prospectus supplement for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof. Asset acquisitions may be structured as individual assets purchases, the acquisition of the equity interests of vessel owning entities or the acquisition of the equity interests of the direct or indirect owner of one or more vessels or shipping assets. We may choose to raise less than the maximum $75,000,000 in gross offering proceeds permitted by this prospectus supplement. See “Use of Proceeds” beginning on page S-19 of this prospectus.

Listing	Our Common Shares are listed on the Nasdaq Global Select Market under the symbol “SBLK”.

Dividend Policy
The declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors (the “Board”). The timing and amount of dividends will depend on our dividend policy, earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, if any, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent, or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared, and for the preceding fiscal year.

Currently, we are able under our financing agreements to pay dividend unless an event of default has occurred.

Please see “Item 10. Additional Information—E. Taxation” of our 2021 20-F for additional information relating to the tax treatment of our dividend payments.

Notwithstanding the foregoing, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. Any future dividends declared will be at the discretion and remain subject to approval of our Board each quarter after its review of our financial condition and other factors, including but not limited to our earnings, the prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law. Our dividend policy and declaration and payment of dividends may be changed at any time and are subject to legally available funds and our Board’s determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance.

There can be no assurance that our Board will declare or pay any dividend in the future.

Pursuant to our dividend policy prevailing at each time, in November 2019 and February 2020, our Board declared a cash dividend of $0.05 per share for each of the third and fourth quarter of 2019, respectively. In addition, in May 2021, August 2021, November 2021 and February 2022 our Board declared a cash dividend of $0.30, $0.70, $1.25 and $2.00 per share for the first, second, third and fourth quarter of 2021, respectively. As a result, an amount of $4.8 million, $4.8 million and $230.5 million was paid in 2019, 2020 and 2021, respectively, while an amount of  $204.6 million was paid in March 2022.

Risk Factors
An investment in our Common Shares involves risks. See the section under the caption, “Risk Factors,” on page S-17 of this prospectus supplement as well as the “Risk Factors” section of our 2021 20-F to read about factors you should consider before buying our Common Shares. You should also consider the risk factors described in the documents incorporated by reference in this prospectus.

Concurrent Offering
Concurrently with this offering and by means of a separate prospectus supplement, in accordance with the terms of a separate amended and restated at-the-market sales agreement, we may offer and sell additional Common Shares, having an aggregate offering price of up to $63,084,580, at any time and from time to time through Deutsche Bank, as agent or principal.

RISK FACTORS
Investing in our Common Shares involves risks. You should carefully consider the risks set forth below and discussed under the caption “Risk Factors” in our 2021 20-F for the fiscal year ended December 31, 2021, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, and under the caption “Risk Factors” or any similar caption in the documents that we subsequently file with the Commission that are incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, and in any free writing prospectus that you may be provided in connection with this offering of our Common Shares pursuant to this prospectus supplement and the accompanying prospectus.
It is not possible to predict the actual number of Common Shares we will sell under the Sales Agreement, or the gross proceeds resulting from those sales.
We have entered into the Sales Agreement with Jefferies, as our Sales Agent, for the offer and sale of our Common Shares having an aggregate offering price of up to $75,000,000, which are being offered hereby. We also may sell Common Shares to Jefferies, as principal for its own account, at a price per share agreed upon at the time of sale. Subject to certain limitations in the Sales Agreement and compliance with applicable law, including that we may only submit orders to not more than one of Jefferies or Deutsche Bank relating to the sale of our Common Shares on any given day (see “The Offering—Concurrent Offering” above), we have the discretion to deliver a placement notice to Jefferies at any time throughout the term of the Sales Agreement. The number of Common Shares that are sold through Jefferies after delivering a placement notice will fluctuate based on a number of factors, including the market price of our Common Shares during the sales period, the limits we set with Jefferies in any applicable placement notice, and the demand for our Common Shares during the sales period. Because the price of each Common Share sold will fluctuate during the sales period, it is not currently possible to predict the number of Common Shares that will be sold or the gross proceeds to be raised in connection with those sales.
The Common Shares offered under this prospectus supplement and the accompanying base prospectus may be sold by any method that is deemed to be an “at-the-market offering,” and investors who buy Common Shares at different times under this prospectus supplement and the accompanying base prospectus will likely pay different prices.
Investors who purchase Common Shares under this prospectus supplement and the accompanying base prospectus at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of Common Shares sold, and there is no minimum or maximum sales price. Investors may experience declines in the value of their Common Shares as a result of Common Share sales made at prices lower than the prices they paid.
Management has broad discretion in the use of the net proceeds from this offering and may use the net proceeds in ways with which you disagree.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Common Shares. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could have an adverse effect on our business or cause the price of our Common Shares to decline. Pending the application of these funds, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
Sales of our Common Shares pursuant to this offering and future sales of our Common Shares could cause the market price of our Common Shares to decline and could dilute our shareholders’ interests in the Company.
The issuance from time to time of Common Shares in this offering, having an aggregate offering price of up to $75,000,000, as well as our ability to issue additional Common Shares in the Concurrent Offering, having an aggregate offering price of up to $63.084.580, could have the effect of depressing the market price or increasing the market price volatility of our Common Shares.

Sales of a substantial number of shares of our Common Shares in the public market, or the perception that these sales could occur, may depress the market price for our Common Shares. These sales could also impair our ability to raise additional capital through the sale of our Common Shares in the future.
The price of our Common Shares may be highly volatile.
The price of our Common Shares may fluctuate due to factors such as: actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry; mergers and strategic alliances in the shipping industry; market conditions in the shipping industry; changes in market valuations of companies in our industry; changes in government regulation; the failure of securities analysts to publish research about us, or shortfalls in our operating results from levels forecast by securities analysts; announcements concerning us or our competitors; and the general state of the securities markets. Hence, the market for our Common Shares may be unpredictable and volatile. Further, there may be no continuing active or liquid public market for our Common Shares. Consequently, you may not be able to sell the Common Shares at prices equal to or greater than those paid by you, or you may not be able to sell them at all. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that the price of our Common Shares will remain at current prices.
The Internal Revenue Service could treat us as a “passive foreign investment company,” (or “PFIC”) which could have adverse U.S. federal income tax consequences to U.S. shareholders.
As further described under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders” in our 2021 20-F, we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. However, there is no direct legal authority under the PFIC rules addressing our characterization of income from our voyage and time chartering activities nor our characterization of contracts for newbuilding vessels. Moreover, the determination of PFIC status for any year can only be made on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations from time to time. Because of the above described uncertainties, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC for any taxable year during which a U.S. shareholder owns Common Shares (regardless of whether we continue to be a PFIC), the U.S. shareholder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. shareholder makes an election to be taxed under an alternative regime. Certain elections may be available to U.S. shareholders if we were classified as a PFIC.

USE OF PROCEEDS
We intend to use the net proceeds from the sale of the securities offered by this prospectus supplement for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof. Asset acquisitions may be structured as individual assets purchases, the acquisition of the equity interests of vessel owning entities or the acquisition of the equity interests of the direct or indirect owner of one or more vessels or shipping assets. We may choose to raise less than the maximum $75,000,000 in gross offering proceeds permitted by this prospectus supplement. We cannot assure you that we will use the proceeds of this offering for the stated purposes and we may use the net proceeds for other purposes with which you do not agree. See “Risk Factors—Management has broad discretion in the use of the net proceeds from this offering and may use the net proceeds in ways with which you disagree.”

CAPITALIZATION
The following table sets forth our capitalization table as of December 31, 2021, on:
•	an actual basis; and
•	an as adjusted basis to give effect to the following events that have occurred between January 1, 2022 and April 5, 2022:
•	loan and lease financing payments of $56.1 million;
•	total declared and paid dividend amount of $204.6 million or $2.00 per share;
•	the issuance and sale of 395,090 common shares through the Deutsche Bank original sales agreement, for net proceeds of $11.7 million after sales commissions; and
•	the issuance of 245 common shares under our Equity Incentive Plans, as defined in our 2021 20-F; and
•
an as further adjusted basis to give effect to the issuance and sale of Common Shares covered by this prospectus supplement. This calculation assumes the issuance and sale of 2,758,367 Common Shares using an assumed price of $27.19 per share, which was the closing price of our common stock on the Nasdaq Global Select Market on April 7, 2022, resulting in assumed net proceeds of approximately $73.4 million, after sales commissions and estimated offering expenses. The actual number of Common Shares issued, and the price at which they are issued, may differ depending on the timing of the sales.

	As of December 31, 2021
	Actual	As Adjusted (2)	As Further Adjusted (3)
	(dollars in thousands except per share and share data)
Capitalization:
Outstanding debt including lease financing (net of unamortized debt issuance costs of $16,171)	$1,541,728	$1,485,609	1,485,609
Total debt (including current portion)(1)	$1,541,728	$1,485,609	$1,485,609
Preferred shares, $0.01 par value; 25,000,000 shares authorized, none issued, on an actual basis, on an as adjusted basis and on an as further adjusted basis	-	-	-
Common shares, $0.01 par value; 300,000,000 shares authorized, 102,294,758 shares issued and outstanding on an actual basis, 102,690,093 shares issued and outstanding on an as adjusted basis and 105,448,460 shares issued and outstanding on an as further adjusted basis	1,023	1,027	1,055
Additional paid-in capital	2,618,319	2,629,992	2,703,334
Accumulated other comprehensive income/(loss)	6,933	6,933	6,933
Accumulated deficit	(546,257)	(750,824)	(750,824)
Total shareholders’ equity	2,080,018	1,887,128	1,960,498
Total capitalization	$3,621,746	$3,372,737	3,446,107

(1)	All of our debt is secured.
(2)	The As Adjusted Additional paid-in capital and Accumulated deficit do not include the incentive plan charge from January 1, 2022 to April 5, 2022.
(3)	The As Further Adjusted column does not reflect the application of net proceeds from this offering or any issuance of Common Shares pursuant to the Concurrent Offering.
Other than the adjustments described above, there have been no significant adjustments to our capitalization since December 31, 2021. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and related notes included in the 2021 20-F, which is incorporated by reference herein.

DIVIDEND POLICY
The declaration and payment of dividends will be subject at all times to the discretion of our Board. The timing and amount of dividends will depend on our dividend policy, earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, if any, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent, or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared, and for the preceding fiscal year.
We believe that, under current law, our dividend payments from earnings and profits would constitute “qualified dividend income” and as such will generally be subject to a preferential United States federal income tax rate (subject to certain conditions) with respect to non-corporate individual shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its Common Shares on a Dollar-for-Dollar basis and thereafter as capital gain. Please see “Item 10. Additional Information—E. Taxation” in our 2021 20-F for additional information relating to the tax treatment of our dividend payments.
Currently, we are able under our financing agreements to pay dividend unless an event of default has occurred.
In November 2019, our Board established a dividend policy, which was updated in May 2021, pursuant to which our Board intends to declare a dividend in each of February, May, August and November in an amount equal to (a) our Total Cash Balance minus (b) the product of (i) the Minimum Cash Balance per Vessel and (ii) the Number of Vessels.
“Total Cash Balance” means (a) the aggregate amount of cash on our balance sheet as of the last day of the quarter preceding the relevant dividend declaration date minus (b) any proceeds received by us from vessel sales, or additional proceeds from vessel refinancing arrangements or securities offerings in the last 12 months that have been earmarked for share repurchases, debt prepayment, vessel acquisitions and general corporate purposes.
“Minimum Cash Balance per Vessel” means:
a.	$1.40 million for March 31, 2021;
b.	$1.65 million for June 30, 2021;
c.	$1.90 million for September 30, 2021;
d.	$2.10 million for December 31, 2021 and thereafter
“Number of Vessels” means the total number of vessels owned by us, or that are subject to sale and leaseback transactions and finance leases, as of the last day of the quarter preceding the relevant dividend declaration date.
Any future dividends remain subject to approval of our Board each quarter after its review of our financial performance and will depend upon various factors, including but not limited to the prevailing charter market conditions, capital requirements, limitations under our credit agreements and applicable provisions of Marshall Islands law. There can be no assurance that our Board will declare any dividend in the future.
Pursuant to our dividend policy prevailing at each time, in November 2019 and February 2020, our Board declared a cash dividend of $0.05 per share for each of the third and fourth quarter of 2019, respectively. In addition, in May 2021, August 2021, November 2021 and February 2022 our Board declared a cash dividend of $0.30, $0.70, $1.25 and $2.00 per share for the first, second, third and fourth quarter of 2021, respectively. As a result, an amount of $4.8 million, $4.8 million and $230.5 million was paid in 2019, 2020 and 2021, respectively, while an amount of $204.6 million was paid in March 2022.

TAXATION
For a discussion of the material United States federal income tax and non-United States tax considerations applicable to us and to holders of our Common Shares acquired pursuant to this prospectus supplement and the accompanying base prospectus, please see “Item 10. Additional Information—E. Taxation” of our 2021 20-F, which is incorporated by reference.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the purchase of our Common Shares by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.
In considering an investment in our Common Shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.
Whether or not our underlying assets were deemed to include “plan assets,” as described below, the acquisition and/or holding of our Common Shares by an ERISA Plan with respect to which we or the placement agents are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of our Common Shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) has or exercises any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan receives no less, nor pays no more, than adequate consideration in connection with the transaction. Furthermore, newly issued class exemptions, such as PTCE 2020-02, may  provide relief for certain transactions involving certain investment advisers who are fiduciaries. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of ERISA Plans considering acquiring or holding our Common Shares in reliance on these or any other exemption should carefully review the exemption to ensure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, our Common Shares should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.
Plan Asset Issues
ERISA and the regulations (the “Plan Asset Regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA or that the entity is an “operating company,” as defined in the Plan Asset Regulations.
For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable”, (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. The Issuer intends to effect such a registration under the Securities Act and the Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that our Common Shares will be “widely held” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our Common Shares will be “freely transferable” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.
Plan Asset Consequences
If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Issuer, and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.
The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our Common Shares on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of our Common Shares.
Representation
Accordingly, by acceptance of our Common Shares, each purchaser and subsequent transferee of our Common Shares will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold our Common Shares constitutes assets of any Plan or (ii) the purchase and holding of our Common Shares by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.
In addition, without limiting the foregoing, each purchaser and transferee of our Common Shares that is, or is acting on behalf of, or is acquiring our Common Shares (or interest therein) with assets of, an ERISA Plan, will be deemed to have represented and warranted at all times, that neither Jefferies, nor any of its affiliates has acted as the ERISA Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to acquire, hold, sell, exchange, vote or provide any consent with respect to Common Shares and neither Jefferies, nor any of its affiliates shall at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to acquire, continue to hold, sell, exchange, vote or provide any consent with respect to our Common Shares.

PLAN OF DISTRIBUTION
We have entered into an Amended and Restated Sales Agreement with our Sales Agent, for the offer and sale of our Common Shares having an aggregate offering price of up to $75,000,000, which are offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the Sales Agreement, we may offer and sell our Common Shares at any time and from time to time through Jefferies, as agent or principal. Sales of the Common Shares, if any, may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act.
The Sales Agreement amends and restates the Original Sales Agreement that we entered into with the Sales Agent on July 1, 2021.  Upon entry into the Sales Agreement, we terminated our prior at-the-market offering program established pursuant to the Original Sales Agreement.
Each time we wish to issue and sell our Common Shares under the Sales Agreement, we will notify Jefferies of the number of Common Shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of Common Shares to be sold in any one day and any minimum price below which sales may not be made. Once we have so instructed Jefferies, unless Jefferies declines to accept the terms of such notice, Jefferies has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Common Shares up to the amount specified on such terms. The obligations of Jefferies under the Sales Agreement to sell our Common Shares are subject to a number of conditions that we must meet.
The settlement of sales of Common Shares between us and Jefferies is generally anticipated to occur on the second trading day following the date on which the sale was made. Sales of our Common Shares as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and Jefferies may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
We will pay Jefferies a commission equal to 2% of the aggregate gross proceeds we receive from each sale of our Common Shares. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. In addition, we have agreed to reimburse Jefferies for the fees and disbursements of its counsel, payable upon execution of the Sales Agreement, in addition to certain ongoing disbursements of its legal counsel. We estimate that the total expenses for the offering, excluding any commissions or expense reimbursement payable to Jefferies under the terms of the Sales Agreement, will be approximately $130,000. The remaining sale proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such shares.
Jefferies will provide written confirmation to us before the open on Nasdaq Global Select Market on the day following each day on which our Common Shares are sold under the Sales Agreement. Each confirmation will include the number of Common Shares sold on that day, the aggregate gross proceeds of such sales and the proceeds to us.
Unless otherwise set forth in this prospectus supplement, we will report at least quarterly the number of Common Shares sold through Jefferies under the Sales Agreement and the net proceeds to us in connection with the sales of our Common Shares.
In connection with the sale of our Common Shares on our behalf, Jefferies may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Jefferies will be deemed to be underwriting commissions or discounts. We have agreed to indemnify Jefferies against certain civil liabilities, including liabilities under the Securities Act. We have also agreed to contribute to payments Jefferies may be required to make in respect of such liabilities.
The offering of our Common Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. We and Jefferies may each terminate the Sales Agreement at any time upon ten days’ prior notice.

This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Sales Agreement will be filed as an exhibit to a current report on Form 6-K filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and incorporated by reference in this prospectus supplement.
Jefferies and its affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for us and our affiliates, for which services they may in the future receive customary fees. In the course of its business, Jefferies may actively trade our securities for its own account or for the accounts of customers, and, accordingly, Jefferies may at any time hold long or short positions in such securities. Jefferies and its respective affiliates may also make investment recommendations or publish or express independent research views in respect of our securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
This prospectus supplement and the accompanying prospectus in electronic format may be made available on a website maintained by Jefferies, and Jefferies may distribute the prospectus supplement and the accompanying prospectus electronically.

EXPENSES
The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC registration fee	$6,952.50
Legal fees and expenses	$42,500.00
Accounting fees and expenses	$55,000.00
Miscellaneous	$25,547.50
Total	$130,000.00

LEGAL MATTERS
The validity of the Common Shares offered hereby and other matters relating to Marshall Islands and United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. Sidley Austin LLP, New York, New York, is representing the Sales Agent in this offering.
EXPERTS
The consolidated financial statements of Star Bulk Carriers Corp. as of December 31, 2021 and 2020, and for the each of the three years in the period ended December 31, 2021, incorporated by reference in this prospectus, and the effectiveness of Star Bulk Carriers Corp.’s internal control over financial reporting have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their reports. Such consolidated financial statements are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Certified Public Accountants S.A are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

$75,000,000

Common Shares

PROSPECTUS SUPPLEMENT

JEFFERIES LLC